82-2625

SUPPL

02 DEC 30 AM 9:27

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER ALDERSHOT RESOURCES LTD.		FOR QUARTER ENDED 02 | 10 | 31	DATE OF REPORT Y M D 02 | 12 | 18
ISSUER ADDRESS 1500 – 885 WEST GEORGIA STREET			
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6C 3E8	ISSUER FAX NO. 604-682-6722
			ISSUER TELEPHONE NO. 604-682-6718
CONTACT PERSON JOHN C. C. CADDY	CONTACT POSITION PRESIDENT AND CEO		CONTACT TELEPHONE NO. 604-682-6718
CONTACT EMAIL ADDRESS jcc4tlx@intergate.bc.ca	WEB SITE ADDRESS Not applicable		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
[signature]	JOHN C. C. CADDY	02 | 12 | 18
[signature]	IAN M. ADAM	02 | 12 | 18

FIN51-901F Rev.2000/12/19

02060834

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

dlw 1/9

Quarterly Report FORM 51-901F SCHEDULE A

ISSUER DETAILS

For Quarter Ended:	October 31, 2002
Date of Report:	December 18, 2002
Name of Issuer:	Aldershot Resources Ltd.
Issuer's Address:	#1500 - 885 West Georgia Street, Vancouver, BC, V6C 3E8
Issuer's Fax Number:	604-682-6718
Issuer's Phone Number:	604-682-6722
Contact Person:	John C. C. Caddy
Contact Position:	President and CEO
Contact Phone Number:	604-682-6718
Contact E-mail	jcc4tlx@intergate.bc.ca
Website:	N/A

CERTIFICATE

The *One/Two* schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests it.

Director Name: John C. C. Caddy	Date Signed: December 18, 2002
Director Name: Ian M. Adam	Date Signed: December 18, 2002

2

ALDERSHOT RESOURCES LTD.

(FORMERLY QUATTRO RESOURCES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED OCTOBER 31, 2002

Aldershot Resources Ltd.
(Formerly Quattro Resources Ltd.)
Interim Consolidated Balance Sheets

Statement 1

	October 31, 2002	October 31, 2001	January 31, 2002
ASSETS			
Current Assets			
Cash	**$ 226,837**	$ 529	$ 79,257
Accounts receivable	**228**	1,130	4,296
Prepaid expense	**5,993**	–	5,900
	233,058	1,659	89,453
Capital Assets *(Note 3)*	**775**	1,005	935
Resource Properties *(Note 4)*	**64,681**	23,269	24,876
	$ 298,514	$ 25,933	$ 115,264
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	**$ 19,680**	$ 30,889	$ 46,299
Long-term Liabilities *(Note 5)*	**–**	804,964	823,513
SHAREHOLDERS (DEFICIT)			
Share Capital *(Note 6)*			
Authorized: 10,000,000 (2001- Nil) Series "A" Cumulative, Redeemable, Convertible Preferred Shares of $1 par value each Issued: 744,932 (2001 - Nil) *(Note 6(d))*	**744,932**	–	–
Authorised: 500,000,000 (2001 - 500,000,000) common shares with no par value Issued: 6,469,897 (2001 - 2,784,564) shares	**2,046,014**	1,640,814	1,750,814.
Deficit, ***Statement 2***	**(2,512,112)**	(2,450,734)	(2,505,362)
	278,834	(809,920)	(754,548)
	$ 298,514	$ 25,993	$ 115,264

Continuing Operations *(Note 1)*
Approved by the Board

______________ Director

______________ Director

See accompanying notes to Interim Consolidated Financial Statements

Aldershot Resources Ltd.

(Formerly Quattro Resources Ltd.)

Interim Consolidated Statements of Loss and Deficit *Statement 2*

	Three Months ended		Nine Months ended	
	Oct 31, 2002	Oct 31, 2001	**Oct 31, 2002**	Oct 31, 2001
Administrative Expenses				
Bank charges	**$ 83**	$ 51	**$ 131**	$ 214
Depreciation	**53**	70	**160**	211
Financing fee	**1,000**	–	**1,000**	–
Foreign exchange	**–**	–	**4,838**	–
(Gain) on debt settlement	**(91,692)**	–	**(91,692)**	–
Interest	**2,898**	21,672	**24,773**	43,276
Management fees	**7,500**	7,500	**22,500**	22,500
Professional fees	**3,350**	554	**14,352**	2,954
Regulatory and trust company fees	**1,583**	6,584	**9,655**	14,183
Office, rent, secretarial and administrations	**1,881**	(4,115)	**2,748**	7,900
Shareholder relations	**6,130**	712	**7,944**	2,555
Travel	**–**	7,477	**10,343**	9,050
Loss (income) for the Period	**(67,214)**	40,505	**6,752**	102,843
Deficit - Beginning of Period	**2,579,326**	2,410,229	**2,505,360**	2,347,891
Deficit - End of Period	**$ 2,512,112**	$ 2,450,734	**$ 2,512,112**	$ 2,450,734

See accompanying notes to Interim Consolidated Financial Statements

Aldershot Resources Ltd.

(Formerly Quattro Resources Ltd.)

Interim Consolidated Statements of Changes in Financial Position *Schedule 1*

	Three Months ended		Nine Months ended	
	Oct 31, 2002	Oct 31, 2001	**Oct 31, 2002**	Oct 31, 2001
CASH PROVIDED BY (USED FOR)				
Operating Activities				
Income (ioss0 for the period	$ 67,214	$ (40,505)	$ (6,752)	$ (102,843)
Items not affecting cash:				
Depreciation	53	70	160	211
(Gain) on debt settlement	(91,692)	–	(91,692)	–
	(24,425)	(40,435)	(98,284)	(102,632)
Changes in non-cash working capital	8,493	(119,231)	(22,643)	(122,149)
	(15,932)	(159,666)	(120,927)	(224,781)
Financing Activities				
Advance on private placement	–	(40,000)	–	–
Long-term liabilities	(769,534)	13,946	(731,820)	55,251
Share capital - preferred	744,932	–	744,932	–
Share capital - common	261,000	185,282	295,200	185,282
	236,398	159,228	308,312	240,533
Investing Activities				
Resource property costs	(31,005)	(5,676)	(39,805)	(15,268)
	(31,005)	(5,676)	(39,805)	(15,268)
INCREASE (DECREASE) IN CASH	189,461	(6,114)	147,580	484
CASH - OPENING BALANCE	37,376	6,643	79,257	45
CASH - CLOSING BALANCE	$ 226,837	$ 529	$ 226,837	$ 529

See accompanying notes to Interim Consolidated Financial Statements

Aldershot Resources Ltd.
(Formerly Quattro Resources Ltd.)
Notes to the Interim Consolidated Financial Statements

1. Nature of Operations and Continuing Operations

Aldershot Resources Ltd. ("the Company"),formerly Quattro Resources Ltd., commenced operations on October 4, 1996,and is engaged in the acquisition, exploration and development of precious gem and metal properties. These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. As at October 31, 2002, the Company had working capital (deficiency) of $213,378 (2001 - ($29,230)) and an accumulated deficit of $2,512,112 (2001 - $2,450,734). The Company's ability to continue as a going concern depends on it ability to successfully raise additional financing. If the Company is unable to obtain additional financing the Company may be forced to realize its assets at amounts significantly lower than the current carrying value.

2 Significant Accounting Policies

(a) Principles of Consolidation

These consolidated statements include the accounts of the Company, which is the accounting subsidiary, and its accounting parent, Can-Dore Diamond Mining Corporation ("Can-Dore").

(b) Resource Properties

The Company capitalizes all acquisition, exploration and development costs by property. The carrying value of pre-production and exploration properties is reviewed periodically and either written-off when it is determined that the expenditures will not result in the discovery of economically recoverable ore reserves or transferred to producing mining property, plant and equipment when commercial development commences.

The recoverability of amounts shown for pre-production and exploration properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to finance the development of the properties and on the future profitable production or proceeds from the disposition thereof.

(c) Capital Assets

Capital assets are recorded at cost. Depreciation is computed using the declining balance method at an annual rate of 20% to 30%. The Company's capital assets consist of office and computer equipment.

(d) Deferred Financing Charges

The Company periodically raises equity to continue its business plans. Cost associated with raising equity are deferred until the funds are raised or there is a high probability that the funds will not be raised.

2. Significant Accounting Policies (Continued)

(e) Foreign Exchange

The Company uses the temporal method of translating foreign currency transactions to Canadian dollars. Under this method, monetary assets and liabilities are translated at the rate in effect at the balance sheet date. Other balance sheet items, revenues and expenses are translated at the rate prevailing on the respective transaction dates. Exchange gains and losses related to current monetary items are included in income. Exchange gains and losses related to non-current monetary items are deferred and amortized over the remaining lives of the monetary items to which they relate.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Capital Assets

Details are as follows:	Cost	Accumulated Depreciation	Net Book Value
October 31, 2002			
Furniture and fixtures	**$ 4,641**	**$ 4,075**	**$ 566**
Computer equipment	**1,860**	**1,651**	**209**
	$ 6,501	**$ 5,726**	**$ 775**
October 31, 2001			
Furniture and fixtures	$ 4,641	$ 3,934	$ 707
Computer equipment	1,860	1,562	298
	$ 6,501	$ 5,496	$ 1,005

Aldershot Resources Ltd.
(Formerly Quattro Resources Ltd.)
Notes to the Interim Consolidated Financial Statements

4. Resource Properties

Details are as follows:		**October 31, 2002**		October 31, 2001
Chilean Concessions				
Acquisition	$		$	8,000
Engineering evaluation		**47,805**		15,268
Other		**16,875**		1
		1		
	$	**64,681**	$	23,269

As was reported in the audited financial statements for the fiscal years ended January 31,2002 and 2001, the Company acquired certain Venezuelan mining properties the costs, of which, were written down to a nominal value of $1 as at January 31, 1999.

On November 28, 2000, the Company entered into a memorandum of understanding) with Minerea IPBX Ltd. ("Minera") and International PBX Ventures Ltd ("PBX") whereby Minera has granted the Company and irrevocable option ("the "Option") to acquire up to a 70% interest in two mining concessions (the "Concessions") located in the Republic of Chile. Minera is the owner of the Concessions and is a wholly-owned subsidiary of PBX. In order to acquire the initial 40% of the Concessions the Company is required to make an initial payment of US$5,000 (Cdn$8,000), which payment has been made, issue 100,000 post-consolidated common shares upon the closing (see Note 6(b) - Share Consolidation), which shares have been issued, expend US$80,000 prior to the first anniversary of the closing and issuing an additional 100,000 post-consolidation common shares on the first anniversary of the closing. During the nine months ended October 31, 2002, the Company made additional payments totalling US$18,300 (Cdn$29,804)and issued 100,000 shares at a deemed value of Cdn$10,000 to extend its option to December 31, 2003. As of October 31, 2002, the Company has incurred $16,875 in exploration costs.

The Company may increase its interest in the Concessions to 51% by expending an additional US$200,000 prior to the second anniversary of the closing and, on the second anniversary of the closing, making a cash payment of US$50.000 and issuing another 100,000 post-consolidated common shares.

The Company may increase its interest in the Concession to 70% by expending an additional US$300,000 prior to the third anniversary of the closing , on the third anniversary of the closing making a cash payment of US$30.000 and issuing another 20,000 post-consolidated common shares, and expending a further US$300,000 prior to the fourth anniversary of the closing.

5. Long-term Liabilities

During the year ended January 31, 2002, the Company reclassified certain of its liabilities as long-term liabilities in anticipation of a shares for debt settlement. This settlement was concluded September 3, 2002 at which time these liabilities totalled $867,310 and included $257,064 due to a director and officer. The Company has settled these debts by issuing 744,932 Series "A" preferred shares for a value of $744,932 and making a cash payment of $30,000 to retire the remaining $122,366. (See note 6(d)).

6. Share Capital

(a) Authorized share sapital: 500,000,000 (2000 - 500,000,000) common shares with no par value

6. Share Capital (Continued)

(b) Issued share capital

	October 31, 2002		October 31, 2001	
	Shares	Amount	Shares	Amount
Opening balance	3,517,897	$1,750,814	1,791,485	$ 1,455,532
Issued for cash	2,500,000	250,000	–	–
Issued for property	100,000	10,000	–	–
Issued as a finders' fee	10,000	1,000	–	–
Issued in settlement of debt	342,000	34,200	726,412	145,282
Total shares issued	6,469,897	2,016,014	2,517,897	1,600,814
Shares allotted	–	–	266,667	40,000
Closing balance	6,469,897	$ 2,016,014	2,784,564	$ 1,640,814

(c) Share Consolidation

Effective July 31, 2001, the Company has altered its share capital by consolidating, on a ten for one basis, its authorized share capital from 500,000,000 common shares to 50,000,000 common shares and its issued share capital from 17,914,851 common shares to 1.791,485 common shares. At the same time, the Company has increased its authorized share capital by 450,000,000 common shares to 500,000,000 common shares and has changed the Company's name to Aldershot Resources Ltd.

(d) Preferred Shares

The Company has authorized Series "A" Cumulative, Redeemable, Convertible Preferred share capital of 10,000,000 shares of $1.00 per share par value each. As of October 31, 2002, the Company has issued 744,932 of these share in retirement of long-term debt. These shares carry a 10% dividend; are convertible into common shares at the ratio of one preferred share for four common shares and are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem, all, but not less than all, of the preferred shares at a price of $1.00. In the event of such redemption, the Company will also issue common shares in payment of all outstanding dividends, declared or undeclared.

(e) Shares for Debt

During the quarter ended July 31, 2002, the Company issued 342,000 common shares at a deemed value of $0.10 per share to the shareholders who purchased accounts payable in the amount of $34,200 from the Company.

6. Share Capital (Continued)

(f) Private Placement

The Company has completed a private placement with Ioma Pty Ltd. of Perth, Australia, a company controlled by an insider of the Company, and has issued 2,500,000 units at a price of $0.10 per unit. Each unit consists of one common share of the Company and one share purchase warrant entitling the holder to purchase one common share of the Company at a price of $0.10 during the first year and $0.15 during the second year.

(g) Options and Warrants Outstanding

As at October 31, 2002 there were Nil (2001 - Nil) share purchase options outstanding.

As at October 31, 2002 there were 1,000,000 share purchase warrants outstanding exercisable at a price $$.015 until November 28, 2002 and, thereafter, at a price of $(0.20 until November 28, 2003. In addition, there are 2,500,000 share purchase warrants outstanding exercisable at a price of $0.10 until October 21, 2003 and Cdn$0.15 until October 21, 2004.There were no share purchase warrants outstanding at October 31, 2001.

7. Income Taxes

The Company has non-capital losses for income taxes totalling approximately $980,000 which, under certain terms and conditions, may be carried forward and applied to reduce future taxable income. The potential benefit associated with these losses is not reflected in these consolidated financial statements.

8. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements consist of:

(a) management fees of $22,500 (October 31, 2001 - $22,500) were paid or credited to a director and officer of the Company.

(b) 177,847 Series "A" Cumulative, Redeemable, Convertible Preferred shares were issued to a director of the Company in payment of notes payable,

(c) interest charges of $6,800 (October 31, 2001 - $8,888) were paid or credited to a director of the Company,

(d) 257,064 Series "A" Cumulative, Redeemable, Convertible Preferred shares were issued to a director and officer of the company in payment of accounts payable.

9. Financial Instruments

(a) Fair values

The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates carrying values due to the short-term to maturity of the financial instruments and similarity to current market prices.

The Company estimates the fair value of its notes payable using discounted cash flows assuming a borrowing rate equal to prime rate plus 6%. The fair value is not significantly different from the fair value.

(b) Financial risk

The financial risk to the Company is the risk that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative 0instruments to reduce its exposure to foreign exchange risk.

10. Subsequent Event

Subsequent to October 31, 2002, 1,000,000 share purchase warrants exercisable at $0.15 until November 28, 2002, expired unexercised.

SCHEDULE "A":
Financial Information

Attached are the audited financial statement of Aldershot Resources Ltd. as of October 31, 2002

SCHEDULE "B":

Supplementary Information
Quarterly Period Ended: October 31, 2002

1. FOR THE CURRENT FISCAL YEAR-TO-DATE:

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales, and general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer:

(a)	Deferred costs:	None
(b)	Exploration and development expenses:	See Note 4 to attached Schedule "A"
(c)	Cost of sales:	None
(d)	General and administrative expenses:	See Statement 2 to attached Schedule "A"
(e)	Related party transactions:	See Note 8 to attached Scheule "A"

2. FOR THE QUARTER UNDER REVIEW:

(a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

100,000 common shares at $0.10 per share for mining property
10,000 common shares at $0.10 per share as a finders' fee
2,500,000 common shares at $0.10 per share by way of a private placement
744,932 Series "A" Cumulative, Redeemable, Convertible Preferred shares at $1.00 per share in settlement of debt

(b) Summary of options granted, including date, number, exercise price and expiry date:

None

3. AS AT THE END OF THE QUARTER:

(a) Particulars of authorized capital and summary of shares issued and outstanding:

See Notes 6(a) and 6(b) to attached Schedule "A" re number of common shares authorized and issued

See Note 6(d) to attached Schedule "A" re number of Series "A" Cumulative, Redeemable, Convertible Preferred shares authorized and issued

(b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise conversion price and expiry date:

Incentive Stock Options:	None
Warrants:	See note 6(g) to attached Schedule "A"

(c) Total number of shares in escrow or subject to a pooling agreement: None

(d) List of directors:

Ian M. Adam   Robert M. Andrews   Jeremy Caddy   Michael Clements   Jack L. Pearl

(e) List of Officers

Jeremy Caddy-President and CEO   Ian Adam-Secretary and CFO

SCHEDULE "C":
Management Discussion and Analysis
Period Ended: October 31, 2002

1. General Introduction

Effective March 20, 1995, the TSX Venture Exchange (formerly the Vancouver Stock Exchange) (the "Exchange") designated Aldershot Resources Ltd, formerly Quattro Resources Ltd, (the "Company") as inactive.

Pursuant to achieving reactivated status, the authorised common share capital of the Company was altered on July 31, 2001, by consolidating all 500,000,000 authorised common shares without par value into 50,000,000 common shares without par value, every ten (10) of the common shares before consolidation being consolidated into one (1) common share. At the same time, the Company increased its authorised common share capital to 500,000,000 shares without par value by creating an additional 450,000,000 common shares without par value. Simultaneously with the share capital consolidation the Company changed its name from Quattro Resources Ltd to Aldershot Resources Ltd.

Transactions described below and implemented during the period under review, have enabled the Company to meet the Exchange's maintenance requirements for a company classified by the Exchange as a Tier 2 issuer, thereby returning to the Company its active status with effect from October 22, 2002.

Aldershot Resources Ltd is engaged in mineral exploration in the copper-silver rich Copiapo Area of Chile's Region III. Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders.

2. Description of Business

The Company is engaged in the acquisition and exploration of resource properties.

Discussion of Operations and Financial Condition

Resource Properties Material to the Company

The Company's assets are discussed in the following paragraphs in some detail and the material terms of any acquisition or disposition made during the period under review and subsequently, are fully disclosed:

Chilean Mining Property

On November 28, 2000, the Company entered into a memorandum of understanding ("MOU") with Minera IPBX Ltd. ("Minera") and International PBX Ventures Ltd. ("Int'l), collectively known as the vendors (the "Vendors"). Pursuant to the terms of the MOU, Minera granted the Company the sole and exclusive right and irrevocable option (the "Option") to acquire up to a seventy percent (70%) interest in and to five (5) copper, silver and gold exploration and mining concessions covering approximately 1,000 hectares of land which are known as the Lomitas and Cortez prospects (the "Concessions"). The Concessions are located on the eastern section of the Tierra de Oro mining property which, in its entirety, covers approximately 7,000 hectares of land located in the Chanarcillo District in the Republic of Chile (the "Property"). Minera is the owner of the Property and Int'l is the sole shareholder of Minera.

The principals of Minera and Int'l are at arm's length to the Company.

In order to keep the Option in good standing, the Company must:

pay Minera an aggregate amount of US$290,000 (the "Cash"), US $5,000 of which was paid upon acceptance of the MOU;

allot and issue to Minera up to an aggregate of 400,000 post-consolidated common shares of Company ("Property Shares") at a deemed price per Property Share to be calculated in accordance with Exchange rules and policies; and

incur expenditures up to a maximum amount of US$1,180,000 for the development of the Concessions (the "Expenditures").

Int'l and Minera have agreed to accept the Property Shares subject to whatever restrictions or conditions are imposed by the Regulatory Authorities.

In order to acquire an initial 40% right, title and interests in and to the Concessions, the Company must allot and issue, pay and/or incur the following:

Cash in the amount of US$10,000, on or before September 30, 2001;

100,000 Property Shares, upon closing;

expenditures in the amount of US$80,000, during the period commencing upon closing until the first anniversary date following closing (the "First Anniversary"); and

100,000 Property Shares and Cash in the amount of US$25,000, upon the First Anniversary date.

In order to bring the Company's right, title and interest in and to the Concessions to 51%, the Company must allot and issue, pay and/or incur the following:

expenditures in the amount of US$200,000, during the period commencing upon the First Anniversary until the second anniversary date following closing (the "Second Anniversary"); and

100,000 Property Shares and Cash in the amount of US$50,000, upon the Second Anniversary date.

In order to bring the Company's right, title and interest in and to the Concessions to 70%, the Company must allot and issue, pay and/or incur the following:

expenditures in the amount of US$300,000, during the period commencing upon the Second Anniversary until the third anniversary date following closing (the "Third Anniversary");

100,000 Property Shares and Cash in the amount of US$200,000, upon the Third Anniversary date; and

expenditures in the amount of US$600,000, during the period commencing upon the Third Anniversary until the fourth anniversary following closing.

At the Company's sole discretion, at any time following acquisition by the Company of the initial 40% interest in and to the Concessions, the Company, Minera and Int'l may enter into and be bound by the terms of a joint venture agreement.

The Property Shares will be subject to the following two (2) hold periods:

* pursuant to the Securities Act (BC) and Securities Rules (BC), twelve (12) months from the later of the date of acceptance of the transaction by the Exchange or the date upon which a part of the Interest is transferred to the Company; and

* pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Property Shares.

On February 22, 2002, in consideration of the Company paying to Int'l $8,800 the Company, Minera and Int'l entered into a fourth amended MOU such that the Agreement Date has been extended to December 31, 2002, and the Company has undertaken to pay all necessary government fees relating to the Concessions on December 31, 2002 and on each anniversary thereafter as they become due. All other terms and conditions of the MOU remain as in the original.

B.J. Price Geological Consultants Inc of Vancouver, British Columbia ("BJP") has prepared a Geological Report on the Concessions and has paid a visit to the site of the concessions during the period June 4, 2001 and June 11, 2001 thereby completing the Company's due diligence. BJP is designated as a qualified person with the ability and authority to verify the authenticity and validity of the data. All samples were analysed by Acme Analytical Laboratories SA, of Chile, affiliated with Acme Analytical laboratories of Vancouver, BC. BJP filed its amended independent review of the Property Transaction with the Exchange in September 2001. The Exchange notified the Company that the amended independent review of the Property Transaction had been accepted for filing on February 13, 2002. The Exchange added that additional financing would need to be completed before Exchange acceptance of the property acquisition would be granted. (See below: Private Placement).

The Exchange notified the Company that the amended independent review of the Property Transaction had been accepted for filing on February 13, 2002. The Exchange added that additional financing (see below "Private Placement") would need to be completed before Exchange acceptance of the property acquisition can be granted.

Debt Settlement

The Company has settled an amount of $34,200 by the issuance of 342,000 common shares to two of the Company's shareholders at a deemed price of $0.10 per common share (the "Debt Shares"). Regulatory approval for the issuance of the Debt Shares was received on June 24, 2002 and the shares have been issued.

The Debt Shares will be subject to the following two (2) hold periods:

* pursuant to the Securities Rules (BC), twelve (12) months from the date on which payment of the Debt became due; and

* pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Debt Shares.

As of August 31, 2002, the Company had Long-term Liabilities amounting to $871,309. The Company reached agreement with the creditors involved to settle these Long-term Liabilities. As its final stage in completing its reactivation, the Company has issued an aggregate of 744,932 Series "A" Preferred Shares at a deemed price of $1.00 each share, to various creditors to settle the Company's long-term debt in the amount of $744,932. The Preferred Shares are convertible into common shares of the Company at the rate of four (4) common shares per one (1) Preferred Share over a period of four (4) years from the date of their issuance.

In addition the Company has settled a debt of $122,377 owing to one creditor with a payment of $30,000 in full and final settlement of that debt. The proposal for the creation of this class of shares was voted on and passed at the Company's annual general/special meeting of shareholders held on July 30, 2002.

Transactions with Related Parties

During the nine month period ended October 31, 2002 management fees amounting to $22,500 (October 31, 2001 - $22,000) were paid or credited to a director and officer of the Company; notes payable of $Nil (October 31, 2001 - $165,942) to a director of the Company; interest charges of $6,800 (October 31, 2001 – $8,888) were paid or credited to a director of the Company; 434,911 Series "A" Cumulative, Redeemable, Convertible Preferred shares were issued to directors of the Company in settlement of debt, and accounts payable to a director of the Company amounting to $5,000 (October 31, 2001 – 229,267).

Management

The directors and officers of the Company are as follows:

Jeremy Caddy, President, Chief Executive Officer, Director
Ian M Adam, Chief Financial Officer, Secretary, Director
Jack L Pearl, Director
Michael Clements, Director
Robert M Andrews, Director

Shares Issued and Outstanding

As of October 31, 2002, the Company has 6,469,897 common shares issued and outstanding as fully paid and non-assessable (October 31, 2001 – 2,784,564).

The Company has authorized Series "A" cumulative convertible redeemable Preferred Share capital of 10,000,000 of $1.00 per share par value each. As of October 31, 2002, the Company has issued 744,932 of these shares in retirement of long-term debt. These shares carry a 10% dividend cumulative; are convertible into common shares at the ratio of one Preferred Share for four common shares and are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the Preferred Shares at a price of $1.00 per share. In the event of such conversion the Company will also pay all outstanding dividends declared or undeclared.

3. <u>Investor Relations</u>

As of the date hereof the Company has no investor relations contracts.

Special Resolutions Passed by the Company

Special Resolutions passed by shareholders at the Company's annual general/special meeting held on July 30, 2002 included the alteration of Authorized Share Capital by the creation of Series "A" Preferred Shares and the subscription of an aggregate of 2,500,000 units of the Company by Ioma Pty Ltd and the change of control of the Company resulting from the issuance of the shares and warrants to Ioma Pty Ltd were approved and confirmed by the required minimum of three-quarters of the votes cast by the Members in person or by proxy at the meeting.

4. Subsequent Events

The expiry of the date for exercising 1,000,000 warrants granted to subscribers in November 2001, at an exercise price of $0.15 per share, excepted, there has been no significant event which has taken place subsequent to the end of the period under review and prior to the date of this report.

5. Financings Principal Purposes and Milestones

In November 2001, the Company closed a non-brokered private placement of 1,000,000 units at a price of $0.15 per unit; one unit being one common share and one non-transferable share purchase warrant entitling the subscriber to acquire one common share for $0.15 in the first year after approval by the regulatory authorities and $0.20 in the second year. The private placement was closed fully subscribed with $150,000 net funds being realised.

Following is the budget for the Phase I program which runs from the date of Closing of the Property Transaction with the Vendors until the First Anniversary date, when the Company should have earned its initial 40% interest in and to the Concessions:

Description	Costs US Dollars
Detailed geological mapping and sample collection:	$15,000
Analysis (samples collected. during mapping):	7,000
Grid preparation and support costs:	8,000
IP contract costs:	15,000
Reconnaissance drilling (all inclusive):	75,000
Total:	US$120,000

Or, in Canadian funds: $185,000

If results from the Phase I program are positive, a Phase II program, at an estimated cost of US$200,000 or $310,000 in Canadian funds, will commence after the First Anniversary, which is expected to be during the 2002 field season. This program will further test existing targets using both the diamond and larger diameter reverse circulation drilling techniques. If the Company elects, however, to have the Joint Venture formed on or after the First Anniversary date, then any costs relating to the Phase II program will be borne by the Company, Minera and Int'l, based upon their pro- rata interests in and to the Concessions.

Private Placement

As approved by the shareholders of the Company at the annual general/special meeting held on July 30, 2002, the Company closed its private placement of 2,500,000 units, each unit consisting of one common share and one non-transferable share purchase warrant, at a price per unit of $0.10 to Ioma Pty Ltd. Each warrant will entitle Ioma Pty Ltd to acquire one additional common share of the Company for a period of two years, at $0.10 until the anniversary of the closing of the private placement and thereafter at $0.15. The securities have been issued with the required hold periods expiring October 21, 2003.

Proceeds from this private placement amounting to approximately $250,000, will be utilised by the Company as follows:

Description	Amount
To exercise the First Option and acquire an initial 40% interest in and to the Concessions (US $120,000 converted to Canadian funds)	185,000
Unallocated working capital	65,000
Total:	$250,000

Future Funding

Should the Company receive favourable results from its initial exploration of the Concessions, the Company will require additional financing to exercise the Second and Third Options described above. In such event the Company will consider conducting a public offering of its securities.

6. Liquidity and Solvency

The Company's financial statements are prepared on a going concern basis that assumes that the Company will be able to realise assets and discharge liabilities in the normal course of business.

As at October 31, 2002, the Company had positive working capital (deficit) of $213,378 (October 31, 2001 - ($29,230)) and an accumulated deficit of $2,512,112 (October 31, 2001 - $2,450,734).

The Company's ability to continue as a going concern depends on it ability to raise additional financing successfully. If the Company is unable to obtain additional financing it may be forced to realise its assets at amounts significantly lower than the current carrying value.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Caddy, President and CEO, Aldershot Resources Ltd (604) 682 6718